[redacted]

13012393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30,2013
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Oppenheimer & Close, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 West 57th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Oppenheimer — 212-489-7527
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co
(Name - if individual, state last, first, middle name)

288 Madison Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

I, Carl Oppenheimer, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Oppenheimer & Close Inc. (the "Company") as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Officer
Title

Gabriela Powell

Notary Public

GABRIELA POWELL
Notary Public, State of New York
No. 01PO6061201
Qualified in New York County
Commission Expires July 16, 20 15

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.

(x) (b) Statement of Financial Condition.

(x) (c) Statement of Income (Loss).

(x) (d) Statement of Cash Flows.

(x) (e) Statement of Changes in Stockholder's Equity.

( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

(x) (g) Computation of Net Capital.

( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

() (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

(x) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.

( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

(x) (l) An Oath or Affirmation.

(x) (m) A copy of the SIPC Supplemental Report.

( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPPENHEIMER & CLOSE, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

OPPENHEIMER & CLOSE, INC.

TABLE OF CONTENTS

DECEMBER 31, 2012

GRASSI & CO.
Accountants and Success Consultants*
Accounting, Auditing, Tax, Litigation Support,
Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

The Shareholders of
Oppenheimer & Close, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Oppenheimer & Close, Inc. at December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

HEADQUARTERS:
An Independent Firm Associated with Moore Stephens International Limited
50 Jericho Quadrangle, Suite 200
Jericho, New York 11753
(516) 256-3500 ■ Fax (516) 256-3510
Offices in Manhattan
and North Carolina
www.grassicpas.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Oppenheimer & Close, Inc. at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 25, 2013

OPPENHEIMER & CLOSE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	548,882
Unites States Treasury Bill - Due October 17, 2013		99,894
Certificate of deposit - Due November 14, 2013		120,219
Commissions receivable		59
Due from related party		155
Prepaid expenses		45,736
Security deposit		3,850
Furniture, fixtures and equipment - net of accumulated depreciation of $103,976		4,621
Total Assets	$	823,416

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	56,553
New York City income tax payable		787
Total Liabilities		57,340
Stockholders' Equity		
Common stock, no par value, 200 shares authorized; 100 shares issued and outstanding		50,000
Additional paid-in capital		165,000
Retained earnings		551,076
Total Stockholders' Equity		766,076
Total Liabilities and Stockholders' Equity	$	823,416

See accompanying notes to the financial statements.

ORGANIZATION AND NATURE OF BUSINESS:

Oppenheimer & Close, Inc. (the "Company") was incorporated under the laws of the State of New York on April 29, 1984 to engage in business as a broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities, is a member of the Financial Industry Regulatory Authority and is registered as an investment advisor under the Investment Advisors Act of 1940. The Company conducts operations exclusively in New York; however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of or for customers. Revenue is derived principally from commissions received on security trades executed for customers and from fees for investment advisory services based on a percentage of each customer's quarterly account balance.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and the related commission revenue are recorded on a trade-date basis. Investment advisory fees are charged quarterly, in advance, and recognized as revenue on a pro rata basis over the quarter.

Cash and Cash Equivalents

Investments in money funds, certificates of deposit, treasury bills and similar investments with original maturities of three months or less are considered cash equivalents.

OPPENHEIMER & CLOSE, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is taxed as an S Corporation for Federal and New York State income tax purposes, whereby the Company's income is reported by the shareholders. Accordingly, no provision has been made for Federal and New York State income taxes. The Company remains subject to New York City income taxes. The tax years that remain subject to examination by taxing authorities are 2011, 2010 and 2009. The Company determined that there are no uncertain tax positions which would require adjustments in the financial statements.

FURNITURE, FIXTURES AND EQUIPMENT:

Furniture, fixtures and equipment at December 31, 2012 consist of the following:

Furniture and fixtures	$ 62,300
Equipment	46,297
	108,597
Less: Accumulated depreciation	(103,976)
Fixed assets, net	$ 4,621

COMMITMENT:

The Company leases office space under an operating lease expiring February 28, 2014.

The future annual lease payments are as follows for the year ended December 31:

2013	$ 51,000
2014	8,500
	$ 59,500

CONCENTRATIONS OF CREDIT RISKS:

The Company maintains cash balances in several financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. In addition, all noninterest-bearing accounts were insured by the FDIC through December 31, 2012.

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade-date transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. All unsettled trades at December 31, 2012 were settled subsequent to the statement of financial condition date with no resulting liability to the Company.

At December 31, 2012, cash and cash equivalents of $409,208 and a United States Treasury Bill of $99,894, are held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

INVESTMENTS MEASURED AT FAIR VALUE:

The Company uses the fair value measurements standards to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Valuation Techniques

U.S. Government Securities
United States Treasury Bills are valued at the closing price reported in active market in which the individual security is traded.

INVESTMENTS MEASURED AT FAIR VALUE (Continued):

Valuation Techniques (Continued)

Certificate of Deposit
The certificate of deposit is valued at the closing price reported by the financial institution.

All the Company's investments are measured at fair value using Level 1 inputs.

NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of the greater of $250,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $697,459, which was $447,459 in excess of its required net capital of $250,000. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2012, this ratio was 0.08 to 1.

PROFIT SHARING PLAN:

The Company has a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Company. For the year ended December 31, 2012, the Company elected not to contribute to the plan.

RELATED PARTY TRANSACTIONS:

The Company has an Administrative Service Agreement (the "Agreement") with a related entity. The Agreement requires the related entity to reimburse the Company for certain charges and services required by the related entity to operate its business, including but not limited to, employee compensation and benefits, office facilities and services and technology.

Due from related party on the statement of financial condition of $155 represents the amount owed for the administrative service fees charged as of December 31, 2012.

SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through February 25, 2013, the date of the financial statements were available to be issued.